Exhibit 4

Avricore Health Inc.

Management’s Discussion & Analysis

For the three and nine months ended

September 30, 2025

Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

This Management Discussion and Analysis (“MD&A”) of Avricore Health Inc. (“AVRICORE”, the “Company”, “we”, “us” or “our”) for the period ended September 30, 2025 is prepared as of December 1, 2025. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2025 and audited consolidated financial statements for the year ended December 31, 2024 and the related notes thereto.

Our consolidated financial statements are prepared in accordance IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” and the non-GAAP performance measures that are subject to risk factors set out in a cautionary note contained herein.

All amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information about Avricore Health Inc. can be found on the SEDAR website (www.sedarplus.ca) and on the Company’s website (www.avricorehealth.com).

FORWARD LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of Canadian securities legislation (collectively, “forward-looking statements. These forward-looking statements relate to, among other things, revenue, earnings, changes in cost and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Avricore’s expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, influencing factors, risks and uncertainties are referred to in the body of this MD&A, in the press release announcing the Company’s financial results, and in Avricore’s annual financial statements and the notes thereto. These documents are available at www.sedarplus.ca.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Avricore does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

OVERVIEW

Avricore Health is committed to advancing pharmacy practice and patient care by acquiring and developing innovative early-stage technologies. At the core of this strategy is HealthTabTM, our wholly owned turnkey point-of-care testing (POCT) platform that empowers pharmacies to become proactive community diagnostic centers. HealthTabTM enhances the role of pharmacists in delivering frontline care by enabling rapid screening and clinical decision-making directly at the pharmacy counter. With a growing focus on accessible, efficient care—especially for chronic disease management—HealthTabTM contributes to improved patient outcomes and creates long-term value for all stakeholders.

Avricore continues to reach critical milestones, driven by strategic expansion, innovative offerings, and solid financial performance. These efforts position the company for sustained growth and market leadership in the evolving healthcare ecosystem.

Adapting to a Changing Healthcare Landscape

Healthcare systems globally are under increasing pressure due to budget constraints, clinician shortages, and rising demand for services. In Canada, over 6 million people lack access to a family doctor, and among those who do, only 29% receive timely care. Compounding the challenge, nearly a third of family doctors are expected to retire or leave the profession within the next three years. In the UK, with just 25% of physicians serving as GPs, individual practitioners are managing caseloads averaging 2,300 patients each.

As these strains intensify, pharmacy is emerging as a key player in delivering primary care services. HealthTabTM is at the forefront of this shift—offering pharmacists tools to conduct essential screenings, identify urgent care needs, and forge deeper patient relationships. The platform reduces the burden on traditional healthcare settings and helps drive efficiencies in care delivery.

The market demand for point-of-care solutions continues to grow, accelerated by the need for cost-effective, scalable, and decentralized care. HealthTabTM is uniquely positioned to meet this demand, providing innovative solutions where and when patients need them most.

HEALTHTABTM – KEY DEVELOPMENTS

Financial Highlights:

●	In the nine months ended September 30, 2025 revenue decreased by 85% year over year to $500,433 and gross profit decreased by 81% to $245,602.

●	In the three months ended September 30, 2025 revenue decreased by 97% year over year to $37,680.

●	In the nine months ended September 30, 2025 the Company recorded a comprehensive loss of $916,042 (2024 – income of $43,494) and a net decrease in cash of $600,111 (2024 -increase $503,994).

●	38 HealthTabTM systems were operating in the UK as of December 1, 2025; 7 in North East London, and 6 in North Central London and 25 in additional locations outside London

●	HealthTabTM is being deployed in a new pilot launched by Barts Health NHS Trust, in collaboration with UCL Partners and the British Heart Foundation (BHF), to deliver inclisiran cholesterol-lowering injections through community pharmacies – a major expansion to secondary prevention.

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

Growth Strategy 2025 and Beyond:

Recently, the Company announced its strategy to grow HealthTab ☐ in the United Kingdom — a decision aligned with the region’s robust healthcare market and significant investment in pharmacy-led services.

With operations in the Shoppers Drug Mart locations in Canada having concluded as of March 31, 2025, this allows for the redeployment of devices in Canada and the UK. This transition enhances resource efficiency and reduces upfront capital requirements for expanded device deployment.

Because the Company expects devices to be redeployed to new locations in Canada and the UK, management estimates that the Company will not require investment in new devices for the next 12 to 18 months. It also expects cash-on-hand, expected future cash inflows from revenues, and cash savings from redeployment of devices estimated to be sufficient to finance working capital for the next 12 to 18 months.

UK Market Opportunity

The timing of the Company’s strategic efforts is driven by unprecedented UK government investment in UK pharmacy services:

●	The UK Government’s foundational strategy for the nation is detailed in its Plan for Change, launched in late 2024, where it lays out specific goals to increase access to NHS lead care by focusing on community care options, like pharmacy, and engaging in preventative health measures, specifically for chronic diseases, such as heart disease. (Source: pg. 27).
●	On March 31, 2025, following a 6-week consultation, the Department of Health and Social Care announced an extra £617 million over 2 years to support community pharmacy, including fee increases for blood-pressure screening to identify undiagnosed hypertension. (source)
●	The Community Pharmacy Pathfinder Program lays out the mandate and milestones for pharmacists to become Independent Prescribers, giving them the ability, for the first time, to directly diagnose and prescribe for chronic disease like cardiovascular disease. (source) Government also clearly intimating that point-of-care screening, as this will be required to meet this new pharmacy services practice.
●	The NHS committed £645 million (approx. $1.1 billion CAD) to its Pharmacy First program in 2024.
●	Currently, the NHS has one of the lowest family doctors to patient ratios it’s had in decades, meaning one GP is responsible for almost 2300 patients on average.
●	The NHS has mandated standardized electronic health records integration across all NHS services (HealthTabTM is a digital platform that integrates with electronic health record systems).
●	Pharmacy-based screening programs have shown strong patient uptake. On October 11, 2024, the NHS Confederation, who represents NHS providers with over 1.5 million staff, caring for more than 1 million patients a day and control £150 billion of public expenditure, released their report measuring return on investment (ROI) for healthcare expenditures. The report listed community based cardiovascular disease screening and prevention as one of the best ROI’s at £7.52 per £1 and £9 for diabetes invested after five years, further stating that “Implementing community pharmacies to aid in the detection of cardiovascular disease provided the quickest return, within one year.”
●	There are nearly 12,000 pharmacies in the UK, and more than half are participating currently in POCT blood-pressure screening, conducting approximately 250,000 screenings per month, demonstrating high amounts of undiagnosed hypertension.
●	Recently, the NHS announced “shocking” findings of the rapid rise of strokes in people over 50, rising 55% in the last ten years. (Source)
●	Only about 7% of UK pharmacies are profitable, adding services will not only ensure better access to care for patients and reduce acute and long-term chronic disease costs, but also ensure financial security for these critical healthcare access points. (Source)

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

Initial UK Expansion and Implementation

The Company’s first HealthTabTM UK deployment in North East London pharmacies targets an area with significant cardiovascular disease burden and demonstrates the HealthTabTM platform’s potential for rapid scaling:

●	In November 2024 the Company announced the first cholesterol testing location in North East London.
●	HealthTabTM is partnered with UCL Partners, an academic health science centre located in London, England. It is the largest academic health science centre in the world, treats more than 1.5 million patients each year, has a combined annual turnover of around £2 billion and includes around 3,500 scientists, senior researchers and consultants.
●	HealthTabTM has integrated with NHS digital pathways, achieving data access objectives set out in current plans, and is continuing with further API connections.
●	Focus is on areas with highest preventable disease burden.
●	HealthTabTM enjoys strong support from local health authorities and pharmacy leadership.
●	Cholesterol testing will expand to additional pharmacies in the coming months.

Avricore’s HealthTabTM platform has been selected by a collaborative effort involving Barts Heart Centre, UCL Partners and HEART UK to assess the feasibility of community pharmacists in the UK providing cholesterol testing alongside blood pressure checks for cardiovascular risk evaluation. The study aims to build on the success of over 930,000 blood pressure checks conducted in 6,000 pharmacies as part of an NHS initiative. With NHS England allocating £645 million (approx. $1.1 billion CAD) to increase access to primary care in community pharmacy, HealthTabTM will support pharmacists in delivering vital support for chronic diseases. With many of the initial targets set by the NHS to expire in March 2025, timing aligns well with this initiative to be included in the next phases of funding and objective setting.

Recently, the British Medical Journal conducted a comprehensive review of point-of-care devices used within the UK, noting that two-thirds fail to meet standards. The project lead for the NE London Initiative HealthTab was selected for was invited to offer comment on this in the Pharmaceutical Journal as the project’s prominence and leadership in this area were noted for utilizing best practices to ensure the highest standards, read the article here.

The reseller agreement between HealthTabTM Inc. and Abbott Rapid Diagnostics Limited UK & Ireland provides a foundation for HealthTabTM to purchase and distribute the AfinionTM 2 and associated tests for diabetes and heart disease screening in community pharmacies in the United Kingdom.

Continuing and New Canadian Initiatives:

●	In September 2023, the Company announced its first testing location within Rexall’s Pharmacy Walk-In Clinic in Sherwood Park, Alberta. That location, a first for Rexall as well, offers both the Afinion 2TM blood-chemistry analyzer as well as the ID NowTM molecular platform by Abbott Rapid Diagnostics, giving patients quick access to their test results, and allowing for immediate consultation with their pharmacist.

●	After the initial launch, the Company was pleased to announce further expansion of HealthTabTM with Rexall Pharmacy Group ULC (“Rexall”). The Companies have been working closely to develop the best patient approaches and internal workflows to ensure the most successful deployment of this powerful point-of-care testing platform.

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

●	The next steps with Rexall will be to deploy to a minimum of 20 other locations spread out between stores in Alberta and Ontario. After each deployment, the teams will collaborate to assess deployment workflow, refine processes and identify further deployment opportunities based on patient and pharmacist feedback.

●	19 HealthTabTM systems were operating in Rexall stores as of August 29, 2025; 12 in Ontario, 6 in Alberta and 1 is Saskatchewan.

●	Avricore has partnered with Ascensia Diabetes Care to integrate their blood glucose monitoring systems, CONTOUR®NEXT GEN and CONTOUR®NEXT ONE, with Avricore’s HealthTabTM platform. The collaboration aims to improve diabetes management for patients and pharmacists in Canada by linking daily blood glucose testing data to the patient’s HealthTabTM account. This integration provides a more comprehensive health data tool for combating diabetes. Ongoing efforts to encourage patient engagement are active. Ascensia Diabetes Care is a global company focused on supporting people with diabetes and is a subsidiary of PHC Holdings Corporation.

Canadian Healthcare Environment:

●	On January 10, 2025, Canada’s Health Minister released an interpretation letter to provincial and territorial health plans noting that under the Canada Health Act, primary care provided by pharmacists, midwives and nurse practitioners can be covered by public insurance. This significant shift means not only more access to primary care without out-of-pocket expenses, but it provides a clearer format for provinces and territories considering expanding the scope of pharmacists and funding them that ensures the spirit and intent of the Canada Health Act is maintained. There is a deadline of April 1, 2026, listed as when each jurisdiction is to have a framework ready to implement. (source)

●	The innovative practice of pharmacist-led primary healthcare clinics is expected to expand in Canada, as provinces struggle to meet the health care needs of their residents and recruit more family physicians. The program’s primary focus is to screen patients at-risk for diabetes and cardiovascular disease. On March 28th, 2023, the Government of Canada tabled its budget for the year ahead, including a 10-year funding agreement with the Nation’s provinces to increase healthcare funding. That new funding approach was novel for the fact that each province has specific agreements in place, opposed to the more traditional generalized formula, which spent less in early intervention and prevention of disease. This approach is expected to bring substantial innovations related to healthcare data and new healthcare service delivery models, as the provinces agreed to make changes to rules and practices which have limited data-flow optimization and healthcare access.

●	The Canadian Medical Association expressed support for many of the initiatives on March 30th, 2023, in relation to the healthcare agreement and encouraged government to institute recommendations from the Addressing Canada’s Health Workforce Crisis report from the Standing Committee on Health. One of the key items they pointed to was “...optimizing scopes of practice for health professionals...”.

●	Most provinces have already begun expanding the scope of practice of their pharmacists, with 7 provinces allowing these healthcare professionals to prescribe for minor ailments and 8 provinces either allowing or will soon allow them to order and interpret lab results. HealthTabTM is uniquely situated to support the expanding scope of pharmacy practice.

●	As of July 1st, 2022, the Government of Ontario brought into effect an expanded scope of practice for community pharmacists in the province, joining Alberta in this growing and increasingly popular approach. This includes limited prescribing for minor ailments, as well as the ability to perform certain point-of-care tests to assist patients with managing chronic disease. Approved tests include glucose, HbA1c and lipids, all of which HealthTabTM currently offers with the Abbott Afinion 2TM. Also announced as part of this plan in Ontario, is a second stage of scope modifications, which began on January 1, 2023. This stage allows for limited prescribing for minor ailments and certain prescription renewals, further enhancing the value of community pharmacy in direct patient care.

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

●	These changes, and increasing demand, means Canadian pharmacy business is rapidly evolving before our eyes, from being product focused to care service focused. At $51.4 billion, the industry already represents a significant impact on healthcare, and the anticipated increase in funding and new service offerings, including point-of-care testing, will mean this practice will play an even more impactful role going forward.

●	The 2023 “tripledemic” (Flu, RSV and Covid) strained the Canadian healthcare system beyond its breaking point, and 2024 has proven scientists’ concerns about communicable infections have materialized. Pharmacy will play a key a role in these battles and confirmed tests results means faster responses, better treatment and less spread of these infectious diseases.

●	While flu season strains pharmacies’ capacity for chronic disease screening and management, having the ID Now ☐ means HealthTabTM can support pharmacies with confirmed molecular testing for virus detection during these critical months of the year and diversify the Company’s revenues.

During the pilot with Shoppers Drug Mart®, over 15,000 HealthTabTM tests were completed for more than 6,900 patients. The data collected confirmed that the patients tested had a high prevalence of previously undiagnosed diabetes, pre-diabetes and heart disease and significant near-term risk for major health events. Almost 60 per cent of patients needed an intervention to better manage their chronic disease. On average, 31 percent received a new chronic medication, 28 percent required a change in their current medication, and 235 patients were newly identified as diabetic. Patients also reported in post surveys that they valued receiving this information from their pharmacists, and those pharmacists indicated that HealthTabTM enabled an increase in the value of services they were able to provide to their patients.

●	Developed a unique quality assurance program with a third-part reference laboratory to offer HealthTab ☐ pharmacies industry leading validation for point-of-care instruments and test consumables.

●	Expanding capabilities, signing of a non-exclusive, pilot supplier distribution agreement in Canada between HealthTabTM Inc., and Abbott, with respect to the handheld blood chemistry analyzer, i-STAT Alinity. The agreement allows HealthTabTM to now also distribute Abbott’s novel point-of-care i-STAT Alinity and its associated tests for creatinine in Canadian pharmacies to better support patients with important information about their renal function.

●	Expanding capabilities, amendment to the Distribution Agreement adds Abbott’s popular ID NOWTM molecular testing device which will add onsite testing and reporting capabilities for SARS-CoV-2 as well as Respiratory Syncytial Virus (RSV), Influenza A & B and Streptococcus – a powerful combination for detecting infections before they spread.

●	Developing new pilot programs with national pharmacy chains,

●	Continuing to negotiate new and novel POC diagnostic device integrations to strategically expand the HealthTabTM testing menu.

●	Refining HealthTabTM’s de-centralized clinical trials capabilities to make actionable and to monetize de-identified data associated with high-value Real-World Evaluation (RWE).

●	Moving forward with negotiations across several target demographics, domestically and internationally, with pharmacies, life-science companies, host-locations, and Clinical Research Organizations (CRO).

HealthTabTM is a cloud-based network technology that enables the world’s first harmonized, real-time response system where consumers receive a finger-stick blood test at their local pharmacy via a web-enabled clinical grade blood chemistry analyzer. These results are available in 12 minutes. Consumers’ biomarkers, which include key results related to heart, liver and kidney function, are received via secure login which they can then use to better understand their health performance and share with their healthcare team for evidence-based decision making. This one-of-a-kind real-time reporting system opens the door to improved preventative healthcare in public and private health systems.

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

De-identified data collected, with consumer consent across the HealthTabTM network of analyzers, can be shared with life-science companies and other research entities including the clinical research industry. The traditional clinical trial approach can be limited in the scope of time, demographical outreach, and other inherent exclusionary attributes. HealthTabTM presents a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and real-world evaluation clinical trials.

It is clear that patients and healthcare providers are increasingly leveraging vast amounts of patient data, including clinical histories, genetic information, and real-time monitoring data, to make more informed and personalized decisions. This data-driven approach enhances diagnostic accuracy, tailors treatment plans, and improves overall patient outcomes.

Despite this trend, currently, only about 3% of the health data generated globally is actively utilized in patient care. This means that a staggering 97% of health data goes unused. Despite the enormous volume of health data produced, challenges such as data privacy concerns, lack of interoperability, and insufficient data governance frameworks significantly limit its application in clinical settings. Improving the utilization of this data could revolutionize patient care by enabling more personalized treatments, early disease detection, and better health outcomes overall. (source / source).

This opportunity is being addressed by HealthTab by bringing real-time data generation together with machine-driven insights and automated dissemination into the pharmacy, driving data utilization.

HealthTabTM is being embraced as it provides a secure real-time digital pathway to deploy and manage point-of-care testing in the pharmacy and community setting where it offers the reliability, accuracy and flexibility the sector needs. The Company sees increasing demand due to public policy changes and shifts in healthcare globally, and with a proven track record now established, HealthTabTM is best positioned to capitalize on this opportunity.

Fully Integrated Patient Health Records

The Company is being engaged in discussions for the integration of HealthTabTM into the electronic medical records and pharmacy management systems within Canada and international markets in order to solve for the data-silos which are commonplace, making the user-experience better for patient and providers, as well as supporting research opportunities.

HealthTabTM’s application programming interface (API) integration capabilities make it ideal to achieve an industry first, where a consumer’s test results can be directly linked to an electronic medical record as well as a patient’s personal health record, for real-time responses and smooth integration across the multiple platforms a health provider will use.

Community Pharmacy Sector

In an era of rapid change in health care delivery, community pharmacy practice models and community pharmacy business models are both experiencing significant evolution in focus and daunting challenges to be met. We strongly believe that Avricore is a game-changing catalyst for community pharmacy to meet their practice and business challenges and increasingly focus on patient-centred cognitive services with attendant point-of-care testing in the future. Avricore is focused on expanding and further deploying its HealthTabTM and to best meet the current community pharmacy sector’s needs.

Our Journey So Far

2019 - Refocused the Company on HealthTabTM with the RASTR approach, emphasizing data generation and better patient outcomes. Began discussions with onsite testing and secured a tentative agreement. Faced financial challenges but placed new finance team in place and began funding and reorganization efforts.

2020 - Closed a $1M financing after significant effort, however the COVID-19 pandemic caused the loss of the onsite testing agreement. Used the pandemic period to negotiate down and clear debts. Began discussions with Abbott, leading to new opportunities with Shoppers Drug Mart (SDM). Launched the first Private Placement under the new team.

2021 - Successfully raised over $4M through two oversubscribed placements and options exercises. Conducted the first SDM pilot, driving expanded locations and business development momentum.

2022 - Scaled up HealthTabTM with SDM after a successful pilot, generating substantial revenues for the first time. Expanded the product line by adding ID NowTM for virus testing under the Abbott distribution agreement.

2023 - Achieved record revenues as HealthTabTM expanded to hundreds of new locations, including multi-device sites. Secured a partnership with Rexall and launched the first international opportunity through a UK feasibility study with Barts Heart Centre and HEART UK. Introduced glucose meter integration, enhancing patient insights.

2024 - Anticipating growth in Canada with existing and new pharmacy partners, alongside increased collaboration and funding opportunities. Positioned for significant growth in the UK, driven by national investments in pharmacy services and a strategic shift toward the UK and Europe for market expansion.

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

Key Strategic Inputs - How we’ve developed a winning strategy

Market Research and Analysis:
	●	Identified and constantly evaluated the current state of digital healthcare technology and POCT in pharmacies.
	●	Understood the regulatory environment and compliance requirements.
	●	Analyzed competitors and their offerings.
Identify Target Audience:
	●	Defined the primary audience, such as pharmacies, partners, payors, and consumers.
	●	Understood the specific needs and pain points of each target segment.
Collaboration:
	●	Developed ways to partner with existing digital healthcare technology providers to integrate solutions seamlessly with pharmacy systems.
	●	Ensured compatibility with various devices and platforms to enhance accessibility.
Education and Training:
	●	Developed comprehensive training programs for pharmacy teams.
	●	Developed educational insights within HealthTabTM to enhance user experience.
Regulatory Compliance:
	●	Updated on healthcare regulations and compliance standards.
	●	Ensured that HealthTabTM, instruments and tests met all necessary regulatory requirements.
Strategic Partnerships:
	●	Sought partnerships to enhance our offering.
	●	Focused on collaborative interoperability.
Marketing and Promotion:
	●	Tested messaging approaches.
	●	Worked with partners to develop end-user messaging through various approaches and iterations.

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

Data Security and Privacy:
	●	Implemented stringent data security measures to protect patient information.
	●	Built a platform where privacy and security strengths have built trust among pharmacies and end-users.
Customer Support and Feedback:
	●	Engaged with pharmacy clients on feedback to address UX experiences and uses.
	●	Collected/analyzed feedback from pharmacies and end-users to continuously improve and refine the technology.
Cost-Benefit Analysis:
	●	Provided a clear cost-benefit analysis to showcase the financial advantages of implementing digital healthcare technology and POCT in pharmacies.
User Incentives:
	●	Created a platform where health data can be utilized to drive new economic relationships with partners, driving incentives for patients and partners to engage with HealthTabTM.
Monitoring and Continuous Improvement:
	●	Implemented systems to monitor the effectiveness and usage of HealthTabTM, providing real-time insights.
	●	Regularly evaluated and updated the strategy based on market dynamics, technological advancements, and user feedback.

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

SELECTED FINANCIAL INFORMATION AND ADDITIONAL DISCLOSURE

The following financial data for the three years is derived from the Annual Audited Consolidated Financial Statements and should be read in conjunction with the Consolidated Financial Statements.

	2024	2023	2022
Total revenue	$4,785,711	$3,485,147	$1,768,374
Loss from operations	$(668,977)	$(701,215)	$(818,228)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.01)
Total assets	$2,298,544	$2,538,205	$2,568,983
Total current liabilities (1)	$330,817	$529,218	$604,893
Total non-current financial liabilities	Nil	Nil	Nil

(1)	2022 Current liabilities include deferred revenue of $252,000 for which the Company completed delivery in Q1 2023.

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

	Sep	June	March	Dec	Sep	June	March	Dec
Quarter Ended	2025	2025	2025	2024	2024	2024	2024	2023
Revenue	37,680	28,692	434,061	1,421,076	1,195,122	1,045,206	1,124,307	3,485,147
Gross profit (loss)	(52,600)	(48,095)	346,297	589,930	434,791	370,775	484,791	1,203,396
Share-based compensation	51,506	128,353	61,861	174,013	338,089	1,598	27,464	703,612
Comprehensive income (loss)	(379,050)	(459,692)	(77,300)	(712,521)	(179,065)	54,022	168,537	(701,215)
Net profit (loss)/share	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	0.00	0.00	(0.01)
Total Assets	1,329,290	1,667,495	2,139,345	2,298,544	3,024,103	2,618,384	2,798,058	2,538,205

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 and 2024

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Revenue	$37,680	$1,195,122	$500,433	$3,364,635
% Change - year over year	-97%		-85%

Gross profit (Loss)	$(52,600)	$434,791	$245,602	$1,290,357
% Change - year over year	-112%		-81%

For the nine months ended September 30, 2025 and 2024:

The Company recorded a comprehensive loss of $916,042 for the period ended September 30, 2025 (2024 – Income $43,544).

Significant changes are as follows:

●	Revenue decreased to $500,433 (2024 - $3,364,635) a 85% decrease due to the conclusion of the relationship with Shoppers Drug Mart. Gross profit amounted to $245,602 (2024 – $1,290,357) a 81% decrease. Gross margin or the period was 49% (2024 - 38%) due to the majority of sales coming from system fees and lower control and reagent sales.

●	Share-based compensation of $241,720 (2024 - $367,151) was recognized for stock options issued and vested during the period.

●	Consulting fees increased to $251,640 (2024 - $192,000) due to additional consultants engaged to assist with the U.K. expansion plan.

●	Shareholder communications expense decreased to $34,275 (2024 - $56,328) due to reduced investor relations and market awareness activities compared to previous year.

●	General and administration fees increased to $350,294 (2024 – $314,923) due to additional travel, office maintenance and rent expenses related to the UK expansion.

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

For the three months ended September 30, 2025 and 2024:

The Company recorded a comprehensive loss of $379,050 for the period ended September 30, 2025 (2024 – $179,065).

Significant changes are as follows:

●	Revenue decreased to $37,680 (2024 - $1,195,122) a 97% decrease due to the conclusion of the relationship with Shoppers Drug Mart. Cost of sales of $90,280 (2024- $760,331) is predominantly comprised of amortization of system analyzers. The balance is attributed to cost of reagents and certain fixed system fees. Gross loss amounted to $52,600 (2024 – Gross profit of $434,791) a 112% decrease.

●	Share-based compensation of $51,506 (2024 - $338,089) was recognized for stock options issued and vested during the period.

●	General and administrative expenses increased to $118,547 (2024 - $78,519) mainly due to an increase in travel, office maintenance and rent expense related to the UK expansion.

●	Shareholder communications expense decreased to $9,354 (2024 - $19,436) due to reduced investor relations and market awareness activities compared to previous year.

●	Consulting fees decreased to $79,000 (2024 - $84,000) due to the termination of certain consulting engagements.

●	Management fees decreased to $27,000 (2024 – $54,000) due to a reduction in payments to the previous CEO.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through cash from operations and the issuance of common shares. We believe that our cash on hand, the expected future cash inflows from revenues, and cash savings from redeployment of devices to be sufficient to finance our working capital for the next twelve months. If our existing cash resources together with the cash we generate from the sales of our products and services are insufficient to fund our working capital and operational needs, we may need to sell additional equity or debt securities or seek additional financing through other arrangements.

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

Cash flows

Sources and Uses of Cash:	Period ended September 30,
	2025	2024
	$	$
Cash provided by (used in) operating activities	(493,453)	657,869
Cash used in investing activities	(106,658)	(192,975)
Cash used in financing activities	-	39,100
Cash and Cash Equivalents, closing balance	531,752	780,515

There is an overall cash outflow of $600,640 for the period ended September 30, 2025 compared to the cash inflow of $503,944 in the comparable period in 2024.

Funding Requirements

Management devotes financial resources to the Company’s operations, sales and commercialization efforts, regulatory approvals and business development. The Company will require cash to support working capital.

The future funding requirements will depend on many factors including:

●	the extent to which we will be commercially successful in launching HealthTabTM in new markets,

●	the size, cost and effectiveness of our sales and marketing programs, distribution and marketing arrangements,

●	the redeployment of existing devices to new locations in Canada and the UK. Management estimates that the Company will not need to use cash to invest in devices for the next 12 to 18 months.

●	the ability of the Company to raise capital through the issuance of its securities.

As at September 30, 2025, the Company had a working capital of $607,285 (December 31, 2024 – $1,252,139) and $20,749 (December 31, 2024 - $419,587) in accounts receivable.

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

RELATED PARTY TRANSACTIONS

For the three and nine months ended September 30, 2025 and 2024, the Company recorded the following transactions with related parties:

a)	$5,400 and $16,200 in office rent (2024 – $5,400 and $9,700) to a company controlled by the Chief Technology Officer of the Company.

b)	$3,000 and $9,000 in office rent (2024 – $3,000 and $9,000) to a company controlled by the Chief Financial Officer of the Company.

c)	$5,275 and $10,384 for analyser quality control services (2024 - $117,448 and $317,978) to a company controlled by the Chief Executive Officer of the Company.

Related party transactions not otherwise described in the condensed interim consolidated financial statements are shown below. The remuneration of the Company’s directors and other members of key management, who have the authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, consist of the following:

	Three months ended September 30		Nine months ended September 30
Type of transaction	2025	2024	2025	2024
	$	$	$	$
Consulting fees	54,000	54,000	162,000	162,000
Management fees	27,000	54,000	126,000	162,000
Professional fees	32,100	32,100	96,300	96,300
Share-based compensation	31,267	248,882	156,447	269,597
	144,367	388,982	540,747	689,897

Management fees include $36,000 in severance fees paid to the former CEO of the Company. At September 30, 2025, there were no amounts due to related parties (December 31, 2024 - $nil).

SUBSEQUENT EVENTS

On November 18, 2025, 500,000 stock options with an exercise price of $0.08 expired unexercised.

DISCLOSURE OF OUTSTANDING SHARE DATA

The following table summarizes the Company’s outstanding share capital as at report date:

Common Shares	101,289,664
Stock Options	16,299,000
Warrants	-

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

On June 12, 2025, the Company granted 4,100,000 stock options with an exercise price of $0.05 per share to directors, officers and consultants of the Company. The options vest over four quarters and have a term of five years from the date of grant.

COMMITMENTS AND AGREEMENTS

Loans payable

During the year ended December 31, 2020, the Company received a Canada Emergency Business Account loan of $40,000 to be repaid on or before December 31, 2024. The loan was interest-free until January 18, 2024. In January 2024, the Company repaid the loan principal of $30,000 and received loan forgiveness of $10,000, recorded as gain on settlement of debt.

FINANCIAL INSTRUMENTS AND RISKS

Operational Risk Factors

Limited Operating History

There is no assurance that Avricore will earn profits in the future, or that profitability will be sustained. Operating in the pharmaceutical and biotechnology industry requires substantial financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue AVRICORE business development and marketing activities. In case AVRICORE does not have sufficient capital to fund its operations, the management may be required to restructure the operations.

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. The Company has always experienced operating losses and negative operating cash flows. Operations have been funded by the issuance of share capital. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

Development of Technological Capabilities

The market for Avricore’s products is characterized by changing technology and continuing process development. The future success of Company’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Company’s operations provide the products and services currently required by our customers, there can be no assurance that the Company’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render Avricore’s products or services uncompetitive. If Avricore needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

Dependence on Key Personnel

We are dependent to a large extent upon the continued services of our senior management team and other key employees such as sales and technical personnel. There is intense competition for skilled employees and our failure to recruit, train and retain such employees could have an adverse effect on our business, financial condition or operating results.

Financial Instruments and Risk Management

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and loans payable. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are held through a large Canadian financial institution. The cash equivalent is composed of a guaranteed investment certificate and is issued by a Canadian bank with high investment-grade ratings. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company performs ongoing credit evaluations of its accounts receivable but does not require collateral. The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data. Approximately 48% of trade receivables are due from one customer at September 30, 2025 (December 31, 2024 – 99% from one customer).

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company monitors its spending plans, repayment obligations and cash resources, and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements. To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions, however, there can be no guarantees that sufficient funds will be raised. As at September 30, 2025, the Company’s liabilities $38,885 (December 31, 2024 - $330,817) were comprised of accounts payable $35,606, and GST payable $279 (December 31, 2024 – $195,965, and $74,852).

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Avricore Health Inc.

Management’s Discussion and Analysis

December 1, 2025

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As the majority of the Company’s purchases and sales are denominated in Canadian dollars, and it has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. The Company is not exposed to significant interest rate risk.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements, which would require disclosure.

CONTACT

Officers and Directors	Contact

Rodger Seccombe, CEO, Director	Avricore Health Inc.

Kiki Smith, CFO	Suite 1120 - 789 West Pender St. Vancouver, BC V6C 1H2

David Hall, Chairman	Tel: 604 773-8943

Alan Arnstein, Director

Christine Hrudka, Director

Dr. Robert Sindelar, Director

Thomas Teahen, Director

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